David W. Braswell Direct T314.552.6631 F314.612.2229 dbraswell@armstrongteasdale.com

January 4, 2013

Correspondence Filing via EDGAR

Ms. Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Cass Information Systems, Inc.

            Annual Report on Form 10-K for fiscal year ended December 31, 2011

            Filed March 9, 2012

            File No. 000-20827

Dear Ms. Ransom:

On behalf of Cass Information Systems, Inc. (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the definitive proxy statement on Schedule 14A, filed by the Company on March 16, 2012, which is the subject of your letter of December 19, 2012 to Eric H. Brunngraber, President and Chief Executive Officer of the Company. Our responses are numbered to correspond with the numbered comments contained in the December 19, 2012 letter. For your convenience, we have repeated the Commission’s comments below before each of our responses.

Definitive Proxy Statement on Schedule 14A filed March 16, 2012

Executive Compensation and Related Information, page 12

Compensation Discussion and Analysis, page 12

Elements of Compensation, page 14

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January 4, 2013

Profit-Sharing Bonus, page 14

1.      Please tell us what consideration you have given to filing your “profit sharing bonus” plan as an exhibit to your Annual Report on Form 10-K per Item 601(b)(10)(iii)(A) of Regulation S-K.

         Answer:

The Company’s profit sharing program is not administered pursuant to a separately adopted plan, but rather, is administered pursuant to a set of program guidelines that has been established by the Company’s Board of Directors. Pursuant to Item 601 of Regulation S-K, the Company will file a description of the program and the guidelines pursuant to which it is administered as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2012. The Company will also revise the disclosure about the profit sharing program in its proxy statement relating to the 2013 annual meeting of shareholders (the “2013 Proxy Statement”) to clarify that the program is administered pursuant to a set of guidelines rather than a formalized plan.

2.      We note that you have disclosed ranges for profit sharing funds available to the CEO and to executive officers other than the CEO, respectively, in the sixth and seventh paragraphs on page 14. With a view towards clarifying future disclosure, please explain to us how you determined these ranges.

         Answer:

The Company’s profit sharing program has been in place since 1968 and has, for the most part, been administered pursuant to the same terms and conditions as were originally established. The practice of determining the profit sharing funds available to the CEO and other executive officers pursuant to established ranges has been in place for several years, and while the Company does not benchmark its total compensation or specific elements of its total compensation, data that the Company has collected illustrates that the CEO and executive officer payout ranges have consistently yielded conservative profit sharing payments as compared to bonus or incentive payments received by executive officers at other companies. These ranges have been modestly adjusted over time to reflect overall market changes in employee compensation but have been maintained so as to continue to yield conservative profit sharing payments consistent with the Company’s desire to operate in a sustainable manner with a long-term perspective. The Company’s compensation committee has determined that the profit sharing payments resulting from the established ranges are adequate to compensate the executive officers in accordance with the Company’s compensation philosophies and objectives.

ARMSTRONG TEASDALE LLP

January 4, 2013

The Company will include this explanation of the ranges for profit sharing funds available to the CEO and other executive officers in its 2013 Proxy Statement to further clarify the operation of its profit sharing program.

3.      With a view towards clarifying future disclosure, please explain to us how you determined the specific dollar amounts for 2011 that you paid to your named executive officers pursuant to the profit sharing plan.

         Answer:

The following is an explanation of how the Company determined the profit sharing payments to named executive officers for 2011. In responding to this Comment 3, the Company has included disclosure from the Compensation Discussion and Analysis section of the proxy statement relating to the 2012 annual meeting of shareholders (the “2012 Proxy Statement”). The Company has underlined the substantive revisions to the disclosure in the 2012 Proxy Statement to illustrate the additional disclosure that the Company will include in the 2013 Proxy Statement.

As disclosed in the 2012 Proxy Statement, the profit sharing payments for all employees, including the named executive officers, are paid out of a pool funded semi-annually with 12.5% of the Company’s profit before taxes. The portion of this profit sharing pool available to the CEO is based on return on average equity for the period and can range from 0% of the total profit sharing fund if return on average equity is zero or negative to a maximum of 5% if return on average equity is 20% or higher. For the purpose of determining whether profit sharing funds are available to the CEO, return on average equity is calculated by dividing net income for the period by average daily shareholders’ equity for the same period.

The portion of the profit sharing funds pool allocated to payouts for the named executive officers other than the CEO is determined based on the net increase in income after taxes (“NIAT”) for the respective semi-annual period. This pool can range from 9% to 16% of the total profit sharing funds available to exempt staff based on a change in the NIAT of -20% to +20% or greater, respectively. Distributions from this pool to individual named executive officers, other than the CEO, are made by the CEO based on a subjective assessment of performance, considering factors such as performance of the individual and his or her associated operating unit taking into account factors such as revenue growth, cost efficiencies, technological advancements and leadership. Consideration is also given to profit sharing payments that an individual has received in the past as well as those received by other named executive officers in order to help ensure internal equity. Individual performance targets for profit sharing payments to named executive officers other than the CEO are not pre-established.

ARMSTRONG TEASDALE LLP

January 4, 2013

As disclosed in the 2012 Proxy Statement, bonuses earned in the first and second halves of 2011 were paid in August 2011 and February 2012, respectively, and were made in accordance with the Company’s profit sharing program. The CEO bonus calculations were based on the return on average equity achieved by the Company during the respective six-month periods (i.e., 15.87% and 15.11%). These return on equity achievements resulted in the CEO receiving 4.17% and 4.02% of the total profit sharing pool based on the profit sharing program guidelines, for a total 2011 profit sharing payment of $216,000.

The total profit sharing pool funds available to other executive officers, including the named executive officers other than the CEO, was based on an 18.74% increase in net income after taxes for the first half of 2011 over the first half of 2010 and an 8.35% increase in net income after taxes in the second half of 2011 over the second half of 2010, resulting in 15.76% and 14.20% of the total exempt staff profit sharing pool being available for profit sharing payments to executive officers, including named executive officers other than the CEO, in the first and second halves of 2011, respectively. As noted above, the amount of these profit sharing funds allocated to individual named executive officers, other than the CEO, is determined by the CEO based on a subjective evaluation. For 2011, profit sharing payments, as disclosed in the Summary Compensation Table of the 2012 Proxy Statement, were primarily based on the size of the profit sharing pool. Payments made to the named executive officers increased in 2011 as compared to 2010 due primarily to the overall increase in Company profits and the corresponding increase in the profit sharing pool. However, the CEO also considered internal equity among the named executive officers and other individual factors, including:

—    P. Stephen Appelbaum:  overall stewardship of corporate financial processes, reporting and controls.

—    Gary B. Langfitt:  leadership and growth of the Company’s expense management business unit throughout the economic recovery.

—    Robert J. Mathias:  ongoing growth of the Company’s banking subsidiary while maintaining excellent credit quality.

—    Harry M. Murray:  planning and direction of activities leading to an acquisition closing in early 2012.

—    John F. Pickering:  leadership and growth of the Company’s transportation information services business unit throughout the economic recovery.

Executive Compensation and Related Information, page 12

Summary Compensation — Executive Officers, page 20

ARMSTRONG TEASDALE LLP

January 4, 2013

4.      Please tell us what consideration you have given to reporting the amounts in the “Bonus” column of the table as “Non-Equity Incentive Plan Awards.” Please refer to the definitions in Item 402(a) of Regulation S-K, as well as Item 402(c)(2)(vii) of Regulation S-K. You may also wish to refer to C&DI Question 119.02 (Regulation S-K).

         Answer:

The amounts reported in the “Bonus” column of the Summary Compensation Table in the 2012 Proxy Statement for prior fiscal years are amounts paid pursuant to the Company’s profit sharing program. The Company has analyzed the operation of its profit sharing program as it applies to the CEO and other named executive officers and has made the following determination with respect to the disclosure of the profit sharing payments in the 2013 Proxy Statement:

—   Profit sharing payments for the CEO:  The Company will disclose the profit sharing payments for the CEO as non-equity incentive plan compensation based on the profit sharing program guidelines as applicable to the CEO and relevant Commission guidance. Profit sharing payments to the CEO are made based on pre-determined return on average equity targets which are communicated to the CEO prior to the performance period, the outcome of which are uncertain at the time the targets are made. The CEO’s profit sharing payments are not subject to any discretion on the part of the Company’s Board of Directors or compensation committee and are capped at a certain percentage of the profit sharing pool. As such, the Company will disclose the CEO’s profit sharing payments as non-equity incentive plan compensation as applicable throughout the 2013 Proxy Statement, including in the Summary Compensation Table and Grants of Plan-Based Awards Table.

—   Profit sharing payments for the named executive officers other than the CEO:  The Company will continue to disclose the profit sharing payments for the named executive officers other than the CEO as bonus payments based on the profit sharing program guidelines as applicable to non-CEO executive officers and relevant Commission guidance. As indicated in response to Comment 3 and as disclosed in the 2012 Proxy Statement, the profit sharing payments for the non-CEO named executive officers are not made pursuant to pre-established performance targets communicated to these executive officers prior to the performance period. While the profit sharing program as applicable to these individuals does measure the size of the profit sharing pool available to these non-CEO executive officers based on set Company performance targets, the amount of the executive officer profit sharing pool that each non-CEO named executive officer is to receive is based solely on the subjective evaluation of the CEO. The profit sharing program guidelines do establish maximum salary percentages that each non-CEO named executive officer can receive, but

ARMSTRONG TEASDALE LLP

January 4, 2013

the CEO has the discretion to award more than the established maximum percentages if the Board of Directors or compensation committee of the Company so approves. Given that the profit sharing payments to non-CEO named executive officers are substantially discretionary in nature, the Company will continue to report these amounts as bonuses as applicable throughout the 2013 Proxy Statement, including in the Summary Compensation Table.

********************

In addition, the Company acknowledges that:

—               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—               the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David W. Braswell

David W. Braswell

DWB/jrp

cc:	Scott Stringer/U.S. Securities and Exchange Commission
Jason Niethamer/U.S. Securities and Exchange Commission
Jacqueline Kaufman/U.S. Securities and Exchange Commission
Dietrich King/U.S. Securities and Exchange Commission
Eric H. Brunngraber/Cass Information Systems, Inc.
P. Stephen Appelbaum, Cass Information Systems, Inc.

ARMSTRONG TEASDALE LLP